Exhibit 3.1

AMENDMENT NO. 2

TO

AMENDED AND RESTATED BY-LAWS

OF

MAC-GRAY CORPORATION

Article VI, Section 7 of the Amended and Restated By-laws of Mac-Gray Corporation is hereby amended and restated to read in its entirety as follows:

“SECTION 7.                   Amendment of By-laws.

(a)         Amendment by Directors. Except as provided otherwise by law, these By-laws may be amended or repealed by the Board of Directors by the affirmative vote of a majority of the directors then in office.

(b)         Amendment by Stockholders.  These By-laws may be amended or repealed at any Annual Meeting, or special meeting of stockholders called for such purpose, by the affirmative vote of at least a majority of the shares present in person or represented by proxy at such meeting and entitled to vote on such amendment or repeal, voting together as a single class.”